

December 20, 2011

<u>Via E-mail</u>
Mr. Albert P. Hernandez
Chief Executive Officer
SkyShop Logistics, Inc.
7805 NW 15th Street
Miami, Florida 33126

   Re: SkyShop Logistics, Inc.
     Form 10-K for the year ended December 31, 2010
     Filed March 17, 2011
     File No. 000-52137

Dear Mr. Hernandez:

  We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/ Linda Cvrkel

        Linda Cvrkel
        Branch Chief